Robot Consulting Co., Ltd.

April 18, 2025

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Robert Littlepage
Mitchell Austin
Larry Spirgel

Re:	Robot Consulting Co., Ltd.
Amendment No. 5 to Registration Statement on Form F-1
Filed April 14, 2025
File No. 333-284875

Ladies and Gentlemen:

This letter is in response to the letter dated April 17, 2025, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Robot Consulting Co., Ltd. (the “Company,” “we,” “us,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An Amendment No. 6 to Registration Statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Amendment No. 5 to Registration Statement on Form F-1

Exhibit Index

Consent of Grassi & Co., CPAs, P.C., page II-4

1. Please have your auditor consent to the inclusion of their report in the most recently filed amendment to this registration statement.

Response: In response to the Staff’s comment, we have filed a revised consent letter as Exhibit 23.1 to the Amended Registration Statement.

2. Please include in your Exhibit Index a reference to Exhibit 99.2, “Request for Waiver and Representation under Item 8.A.4 of Form 20-F.”

Response: In response to the Staff’s comment, we have revised the Exhibit Index in the Amended Registration Statement to include a reference to Exhibit 99.2, “Request for Waiver and Representation under Item 8.A.4 of Form 20-F.”

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Amit Takur
Name:	Amit Takur
Title:	Chief Executive Officer and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC